土地转租协议

出租方： 周村区永安办事处周家社区 （以下简称甲方）

承租方： 淄博嘉周化工有限公司 （以下简称乙方）

根据《中华人民共和国合同法》及相关法律规定，为了明确甲、乙双方的权利、义务，经双方平等协商，签订本合同。

一、甲方将位于淄博市周村区恒星西路路南、浊河以西65.5亩及浊河以东30亩，合计面积为63603M²（计95.5亩）土地的使用权出租给乙方使用。

二、乙方承租本宗土地须进行合法经营，否则甲方有权收回土地使用权，终止合同

三、乙方不得擅自转租本宗土地的使用权，如需进行转租应征得甲方书面同意，否则甲方有权收回土地使用权，终止合同。

四、甲方应保证本宗土地上的水、电、暖等基本设施完整，并帮助乙方协调同水、电、暖的提供方的有关事宜。甲方在承租期间的一切费用应在转租前全部结清。

五、乙方在租赁期间因生产经营所发生的所有债务（包括土地部门税费），由乙方承担责任，与甲方无关。



六、合同约定的租赁期限界满或双方协商一致解除合同后10日内，乙方应向甲方办理交接手续，交接时乙方应保证工作人员撤离、将属于自己的设备腾清，并将租赁范围内的杂物等清理干净。

七、租赁期限为 2007 年 4 月 17 日至 2042 年 4 月 16 日（租期 35 年）。

八、经甲乙双方商定，租金的交纳采取按年支付先付后用的方式，年租金为 28.65 万元（3000 元/亩），计：贰拾捌万陆千伍百元整，付款方法为每年三月底前付清。

九、甲方向乙方收取约定租金以外的费用，乙方有权拒付。

十、在租赁期限内，因不可抗拒的原因或者因城市规划建设，致使双方解除合同，由此造成的经济损失双方互不承担责任。

十一、争议解决方式：协商解决。

十二、双方协商一致可另行签订补充协议，补充协议与本合同具有同等法律效力。

十三、本合同自双方签字盖章后生效。

十四、本合同一式四份，双方各执两份，具有同等法律效力。

甲方（盖章）

代表：

乙方（盖章或签字）

代表：

二00七年 四月 十五日